

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2014

Via E-mail
Mark L. Zoeller
Vice President – General Counsel and Corporate Secretary
BioFuel Energy Corp.
1600 Broadway, Suite 1740
Denver, CO 80202

> **Re:** **BioFuel Energy Corp.**
> **Registration Statement on Form S-1**
> **Filed July 16, 2014**
> **File No. 333-197446**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 16, 2014**
> **File No. 001-33530**

Dear Mr. Zoeller:

We have reviewed your registration statement and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and filing and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on July 16, 2014

General

1. Please ensure consistency of disclosure throughout the registration statement and the PREM14A proxy statement filed on July 16, 2014. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable. This will eliminate the need for us to repeat similar comments.

2. We note that you have omitted certain information throughout the prospectus, such as the number of subscription rights, the record date, and the expiration date of the rights

offering. Please tell us when you intend to provide this information. If you do not intend to include this information in a pre-effective amendment to the registration statement, please advise us as to the basis for omitting this information from the prospectus at the time the registration statement is declared effective.

Prospectus Cover Page

3. Please state the maximum number of shares of common stock issuable upon exercise of the rights, i.e., the number of shares you are offering pursuant to Item 501(b)(2) of Regulation S-K.

4. Please disclose here that if you do not consummate the acquisition on or prior to November 4, 2014, your common stock could be delisted from the Nasdaq Capital Market.

Voting Agreement, pages 3 and 120

5. We note your disclosure on page 3 that Greenlight has agreed to exchange all of its LLC Units for shares of common stock at the Closing. Please clarify whether this is part of the voting agreement, as similar disclosure does not appear in the discussion of the Voting Agreement on page 120.

Summary of the Rights Offering, page 6

6. We note your disclosure on page 6 that "[t]he rights price will represent a significant discount to the market price of our common stock at the time of determination." We also note similar disclosure on page 129. Please revise here and on page 129 to provide more detail about how the board determined the rights price and whether this was the price necessary to obtain a backstop commitment.

Dilution, page 44

7. You disclose that net tangible book value per share represents the amount of your total tangible assets, less the amount of your tangible liabilities, divided by the aggregate number of shares of common stock and class B common stock outstanding (net of shares held in treasury). You also disclosed that your pro forma net tangible book value as of March 31, 2014 would have been $138,958,000, or $4.42 per share. Please revise your disclosure to comprehensively explain how you derived your pro forma net tangible book value and pro forma net tangible book value per share as of March 31, 2014. Please also consider presenting this information in a table that clearly discloses your dilution.

Unaudited Pro Forma Combined Financial Information, page 47

Notes, page 51

1, Basis of Presentation, page 51

8. You indicate that the unaudited pro forma combined financial information is presented after giving effect to the consummation of the acquisition. Please revise your footnote to disclose how you accounted for the acquisition of JBGL in your pro forma combined financial information.

2. Pro Forma Adjustment, page 51

9. With regards to Note (b), you indicate that based on both current and projected operating income of the combined entity, it is more likely than not that the deferred tax asset will be realized in future periods and therefore the valuation allowance against the deferred tax asset has was eliminated. Given that the projected operating income of the combined entity appears to be a management expectation, please tell us how you determined that this adjustment was factually supportable. Please advise or revise your disclosure accordingly. You may consider including this information in a footnote to the pro forma financial information.

JBGL Management's Discussion and Analysis of Financial Condition…, page 58

Results of Operations, page 60

10. Please enhance your MD&A to include the following:

- Please revise your consolidated and segment disclosures to more fully address the reasons for changes in the number of home delivered and average sales prices during each period presented. For example, on page 65, you indicate that the increase in the average sales prices was the result of changes to the mix of typical homes delivered and local market appreciation of homes. However, you have not provided any insight into the mix of homes delivered in your markets as compared to prior years or any indication of how much market appreciation was in your markets compared to prior periods;

- Please more fully disclose and discuss the impact of sales incentives and cancellations, by segment, during each period presented. It is not sufficient enough to say that the increase in cancellation rates were the results of market conditions. For example, on page 67, you indicate that the increase in cancellation rates from 8.4% in 2012 to 14.8% in 2013 was the result of general market activity does not explain why cancellation rates increase significantly from 2012 to 2013; and

- Please enhance your disclosure to quantify the business reasons for the changes between periods in the significant line items of your statements of income. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, on page 68, you indicate that the increase in new home deliveries was primarily attributable to the increase in net new home orders, which resulted from favorable housing market conditions and the addition of the operations of a second builder for the entire 2013 period. However, it is unclear how much of the change was due to the operations of the second builder.

11. We also note disclosure on page 72 that the cost of home sales for the year ended December 31, 2012 for the builder operation segment increased primarily due to the 420% increase in the number of homes delivered, which was primarily the result of the addition of one builder in 2012 and a full year results for another builder added in July 2011. However, it is unclear how much of the change was due to the operations of either of these newly acquired builders. We also note that you do not attribute any of the increase in new homes delivered and home sales revenues to the addition of the builder in 2012 under "New Homes Delivered and Home Sales revenue" on page 71. Please revise accordingly.

Lots Owned and Controlled, page 67

12. Please revise your table on page 67 to include separate columns for lots owned and for lots controlled. Please make similar revisions to the table on page 74 discussing lots owned and controlled as of periods ended December 31. Please also briefly explain, as you have done on page 90, that "controlled" lots are lots you have a contractual right to acquire, but do not own.

Liquidity and Capital Resources Overview, page 74

Cash Flows, page 75

13. In your discussions of operating cash flows for all periods presented, you have indicated that the change was primarily the result of an increase in net income and/or changes in inventory without further discussion of your working capital components. Please expand this disclosure to also discuss the underlying reasons for changes that impacted cash flows, with specific discussions of working capital components such as accounts receivables, inventory, earnest money deposits, accounts payable, accrued expenses and customer and builder deposits. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Covenant Compliance, page 75

14. Please revise your disclosures to indicate whether you were in compliance with your debt covenants for all periods presented, not just the most recent period. Also, if you believe non-compliance is reasonably possible, please disclose actual and required ratios/amounts.

Significant Accounting Policies, page 79

Impairment of Real Estate Inventories, page 80

15. Please expand your critical accounting policy to provide additional insight regarding your impairment analysis under ASC 360 for each inventory category. Please revise your disclosures to address the following:

- You indicate that you evaluate residential lots and homes held for sale for impairment when indicators of potential impairment are present. Please disclose whether you evaluate your inventory at the community level or the individual residential lot or home level;

- You also disclose that indicators of impairment include, but are not limited to, decreases in local housing market values and or actual or undiscounted projected losses. Please address how frequently you evaluate for these types of events and circumstances. Please also clarify how you determine which residential lots or homes held for sale should be tested for impairment and when they should be tested for impairment; and

- Please disclose how you determine estimated future cash flows and fair values of your inventory. If applicable, please discuss the significant estimates and assumptions you used to determine estimated future cash flows and fair values, including but not limited to projected home sales price, absorption rates, timing and amounts of estimated future cash flows, and discount rates. Please discuss how sensitive your fair value estimates are to each significant assumption and address whether certain estimates and assumptions are more subjective than others. Please also disclose the extent to which your projections assume an improvement in market conditions, if applicable.

Business of JBGL, page 81

Overview of JBGL, page 81

16. Please clarify what you mean by "*prime* locations in the DFW and Atlanta markets." [emphasis added].

17. Please explain the basis for your statement that "JBGL operates as a *leading* land developer . . ." and provide supplemental support or characterize such disclosure as management's belief or opinion [emphasis added].

Owned and Controlled Lots, page 89; Acquisition Process, page 90

18. We note that your controlled lots are those that you have a contractual right to acquire but do not currently own. Please elaborate on the usual material terms of your rights to acquire lots. For example, how long do you have to exercise your right to acquire, and

> how is the price determined? Have you paid for the rights to acquire the lots, and is that amount applied to the purchase price? Also, as requested in our comment above, please distinguish your owned lots from your controlled lots in the table on page 90.

The Rights Offering, page 128

Registration Rights, page 136

19. Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

Description of Capital Stock, page 144

20. Please include a description of the material terms of the rights, including all of the information required by Item 202(c) of Regulation S-K, either in this section or another appropriately titled section. For example, you should clarify whether Delaware or New York law governs the rights. We note that your legality opinion is limited to New York law and the DGCL.

Security Ownership of Certain Beneficial Owners and Management, page 157

21. Please identify the natural person(s) that hold voting or dispositive power over the shares held by Third Point Funds.

Financial Statements

General

22. Please note the updating requirements of Rule 8-08 of Regulation S-X, as applicable.

Combined and Consolidated Statements of Cash Flows, page F-43

23. Please revise your statements of cash flows here and on page F-59 to begin with "net income" rather than "net income attributable to both your controlling and non-controlling interests. Refer to ASC 230-10-45-2 and 45-28.

1.Organization and Summary of Significant Accounting Policies, page F-44

Earnest Money Deposits, page F-46

24. You disclosed that in the ordinary course of business, you enter into land option agreements in order to procure land for the construction of homes in the future. Please tell us what consideration you gave to whether these option agreements represent VIEs

pursuant to ASC 810. Please also explain to us how you determined you are not the primary beneficiary of any VIE from which you have acquired land rights. On page F-52 you disclosed that there were 910 and 196 lots under option as of December 31, 2013 and 2012 with a total exercise price of approximately $62 million and $8 million. Please disclose, here and on page F-52, the time periods over which these potential payments are required to be paid, to exercise your land rights.

Segment Information, page F-49

25. You disclosed that your operations are organized into two reportable segments: Builder Operations and Land Development. You indicate that Builder Operations consist of two operating segments: Texas and Georgia. You also disclosed that you considered similar economics and other characteristics to determine most appropriate reportable segments. Please demonstrate to us how you determined that the aggregation of your two operating segments of Texas and Georgia into one reportable segment is appropriate and complies with ASC 280-10-50-11.

2. Acquisitions, page F-49

26. You disclosed that you purchased fifty one percent voting control and fifty percent of the equity of The Providence Group of Georgia, LLC in 2011 and CB JENI Homes of DFW LLC in 2012. Please provide the following:

- Please revise your disclosure to indicate that the transactions were accounted for using the acquisition method of accounting rather than the purchase method of accounting. Refer to ASC 805-10-05-4;

- You indicate that all assets acquired and liabilities assumed were acquired at their estimated fair value. Please help us understand how you allocated your purchase price including but not limited to how you recognized your identifiable assets and liabilities and any non-controlling interest pursuant to ASC 805-20. Please specifically address how you measured your non-controlling interest in The Providence Group of Georgia, LLC and CB JENI Homes of DFW LLC. Refer to ASC 805-20-30-1 and 30-7; and

- Please also tell us what consideration you gave to ASC 805-30 in determining whether there was any goodwill as a result of your transaction. In this regard, please also revise your disclosures to comply with ASC 805-30-50-1 including but not limited to the disclosures required in 50-1(d) through 50-1(f), as applicable.

Financial Statements – March 31, 2014

Condensed Combined and Consolidated Balance Sheets, page F-56

27. We note that you have included a pro forma balance sheet as of March 31, 2014 on the face of your balance sheet. Please tell us what this pro forma balance sheet represents. Please tell us how you determined that it was appropriate to include this pro forma balance sheet.

Exhibit 5.1 – Form of Opinion of Cravath, Swaine & Moore LLP regarding validity of securities being issued

28. Since counsel is opining that the rights are valid and binding obligations under the law of the jurisdiction governing these rights, if the rights are governed by Delaware law, please have counsel revise its opinion to include all relevant Delaware state laws in addition to the Delaware General Corporation Law. For guidance please refer to Section II.B.1.f of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

Exhibit 8.1 – Form of Opinion of Cravath, Swaine & Moore LLP regarding certain tax matters

29. The tax opinion must express a firm conclusion for each material federal income tax consequence deriving from investing in your securities. We note disclosure on page 162 that "[i]t is the opinion of our counsel, Cravath, Swaine & Moore LLP, that the receipt of the subscription rights in connection with the rights offering *should* be treated, under Section 305(a) of the Code, as a nontaxable distribution . . ." [emphasis added]. Please explain in detail why the relevant party cannot give a "will" opinion by describing the degree of uncertainty and the related risks to the investors.

Preliminary Proxy Statement on Schedule 14A filed July 16, 2014

The Transactions, page 85

30. We note discussion on page 85 that the company's board "reviewed potential opportunities. . . ," disclosure on page 86 regarding ". . . alternatives that had previously been explored or discussed by the Company" and further reference on page 87 to "the Special Committee's concurrent exploration of alternatives. . . ." Please expand your disclosure to briefly discuss what other alternatives were considered and why such alternatives were not pursued.

31. We note disclosure on page 87 that "Duff & Phelps informed members of the Special Committee that Duff & Phelps, LLC would not be able to render an opinion with respect to the fairness, taken individually, of the material economic terms of the financing . . . ." Please clarify the reason(s) for Duff & Phelps' inability to render an opinion with respect to the financing contemplated by the debt commitment letter.

32. We note reference on page 87 to Ms. Blake reaching "out to David Einhorn directly about the terms and structure of the debt." Other than discussing a lower "interest rate payable in the first year of the loan . . . ," please discuss what other material terms of the debt

financing Ms. Blake attempted to discuss with Mr. Einhorn. In this regard, we also note that the Special Committee considered it a countervailing factor that Greenlight was only willing to decrease the interest rate on the term loan by 1% for the first year. It is unclear what other terms the Special Committee sought.

33. Please elaborate on the Special Committee's discussion as to the appropriateness of receiving an opinion from Duff & Phelps as to the fairness of the Purchase Price to be paid in the JBGL Proposal, taking into account the material economic terms contemplated by the draft Debt Commitment Letter. Please explain the effect of this opinion on shareholders versus a separate opinion, which Duff & Phelps was not able to render, as to the economic terms contemplated by the Debt Commitment Letter. Please clarify, as appears to be the case, that the Special Committee did conclude that the opinion that Duff & Phelps was prepared to give was appropriate, and disclose the reasons why the Special Committee made this conclusion.

Opinion of Duff & Phelps, LLC

34. Please provide us with copies of the board books and any other materials prepared by Duff & Phelps, LLC.

35. Please revise your discussion of the Opinion of Duff & Phelps, LLC to state that Duff & Phelps, LLC has consented to the use of the opinion in your filing. Alternatively, please remove the language in the fairness opinion to the effect that "[t]his opinion is furnished for the use and benefit of the Special Committee . . . and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose. . . ."

Proposal 10 – Election of Directors, page 162

36. With respect to your directors prior to the consummation of the transaction as well as post consummation, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director, in light of your current and proposed business and structure. Please refer to Item 401(e)(1) of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mark L. Zoeller
BioFuel Energy Corp.
August 12, 2014
Page 10

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Craig F. Arcella, Cravath, Swaine & Moore LLP